Exhibit 99.3

Naria, Inc. acquired Common Shares in open market purchases at the prices and on the dates set forth below:

Trade Date	Settlement Date	Number of Shares	Average Price ($)
11/6/2023	11/8/2023	80,142	22.9202
11/7/2023	11/9/2023	163,506	22.2809
11/8/2023	11/10/2023	126,684	22.0415
11/9/2023	11/13/2023	168,268	21.9382
11/10/2023	11/14/2023	16,143	21.9980